UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-9334
BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
(Full title of the plan)
BALDWIN TECHNOLOGY COMPANY, INC.
2 TRAP FALLS ROAD, SUITE 402
SHELTON, CT 06484
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2010	3

Notes to Financial Statements	4-13

Supplemental Schedules: * Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2010	14

Form 5500, Schedule H, Part IV, Line 4a — Schedule of Delinquent Participant Contributions	15

Signatures	16

Consent of Independent Registered Public Accounting Firm	Exhibit No. 23

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Baldwin Technology Profit Sharing and Savings Plan
Shelton, Connecticut
We have audited the accompanying statements of net assets available for benefits of Baldwin Technology Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and delinquent participant contributions as of and for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
Stamford, Connecticut
June 29, 2011

Baldwin Technology Profit Sharing and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2010	2009
Assets:
Investments, participant directed at fair value	$11,289,029	$10,353,811

Receivables:
Notes receivable from participants	65,049	71,264
Employer’s contributions	—	2,951
Participants’ contributions	3,000	9,842

Total receivables	68,049	84,057

Total Assets	11,357,078	10,437,868

Liabilities:
Excess contributions refundable	17,680	32,278

Net assets available for benefits at fair value	11,339,398	10,405,590

Adjustment from fair value to contract value for investments in common collective trust fund related to fully benefit-responsive investment contracts	35,294	96,504

Net assets available for benefits	$11,374,692	$10,502,094

The accompanying notes are an integral part of these financial statements.

Baldwin Technology Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010
Contributions:
Participants’ contributions	$396,436
Rollover of assets from affiliated entity’s plan	17,795
Rollover contributions	67,738

481,969

Investment income:
Interest	3,713
Dividends	187,223
Net appreciation in fair value of investments	1,046,769

1,237,705

Total additions	1,719,674

Deductions:
Benefits paid to participants	846,580
Administrative expenses	496

Total deductions	847,076

Net increase	872,598

Net assets available for benefits:
Beginning of year	10,502,094

End of year	$11,374,692

The accompanying notes are an integral part of these financial statements.

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Baldwin Technology Profit Sharing and Savings Plan (the “Plan” or the “Baldwin Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended and is available to substantially all domestic employees of Baldwin Technology Company, Inc. (the “Company”).
Eligibility
All full time and part time employees of the Company are eligible to participate on his/her first day of employment.
Plan Amendment
Plan sponsors were required to adopt a supplemental amendment to reflect changes made in the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”) and Worker, Retiree, and Employer Recovery Act of 2008 (WRERA). Adoption of this Amendment enables employers to comply in form with the: (1) HEART Act (including HEART Act guidance contained in IRS Notice 2010-15); (2) final Treasury Regulations 1.40(a)(35)-1 (relating to diversification requirements for certain plans holding publicly traded employer securities) and (3) suspension of 2009 Required Minimum Distributions (RMD’s) as set forth in the WRERA. As a result of the Company’s acquisition of Horizon Lamps, Inc. in June 2010, the Plan has been amended effective July 1, 2010 to recognize all years of service with Horizon Lamps, Inc., for purposes of vesting and eligibility in the Baldwin Plan.
Contributions
Each participant may elect to defer from 1% to 20% of their compensation, up to the Annual Compensation Limit as defined by the Internal Revenue Code (“IRC”), on both a tax-deferred and taxable basis into one or a combination of funds. Pursuant to the Tax Reform Act of 1986 as amended, the maximum tax-deferred contribution an employee may make for the year ended December 31, 2010 was $16,500. Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), participants age 50 and over may make an additional tax-deferred catch-up contribution of $5,500 for the year ended December 31, 2010.
Effective January 1, 2009, the Company amended its matching contribution formula from a Safe Harbor Matching Contribution to an absolute Discretionary Matching Contribution. The Company cash contributions are invested for each participant based upon the current election in effect at the time the Company contribution is made.
Upon enrollment into the Plan, a participant may direct employee contributions in 1% increments into any of sixteen investment options. Employer contributions are allocated to the investments based on the participant’s investment options at the time of the employer contribution. Participant contributions are remitted each week to the trustee, whereas Employer Discretionary Matching Contributions, if any, are remitted quarterly.

Vesting
Participants will, at all times, be fully vested in the fair value of their contributions. Participants vested 100% immediately in the Company’s Safe Harbor Contributions; however, participants become vested in employer Discretionary Contributions based upon their years of vesting service, as shown below:

Full years of	Percent
Vesting Service	Vested
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 but less than 6 years	80%
6 or more years	100%
Employees who are age 55 or older, or who become disabled or die while employed by the Company, are automatically 100% vested in the value of the Company contributions credited to their accounts regardless of their years of service.
Withdrawals and Distributions
Participants may withdraw after-tax contributions from their account balance while working and, in limited cases (as defined by the Plan’s provisions), may withdraw before-tax contributions. Distributions from the Plan at termination of employment will be made in the form of a single lump-sum distribution consisting of the cash value of the participant’s interest in the fixed income funds, mutual funds and stock funds. The amount of the distribution attributable to the participant’s Baldwin Stock Fund account shall be distributed in the form of shares of the Company’s Class A Common Stock. Notwithstanding the foregoing, a participant may request to receive benefits in a form other than as above and the Plan Administrator may make available an alternative form of distribution at the Plan Administrator’s sole discretion.
Upon a participant’s termination of employment by reason of retirement, total and permanent disability or death, the entire balance of the participant’s account, as valued on the day coinciding with or following the date of the termination of employment will be paid to the participant, or in the case of death, to the participant’s designated beneficiary.
Upon termination of employment for reasons other than those set forth above, if the vested balance is greater than $1,000 but less than $5,000 and the participant has not requested a distribution, the entire vested balance of the participant’s account, as valued on the day coinciding with or following the date of termination of employment, shall be paid as a direct rollover to an individual retirement plan designated by the Plan Administrator. If the vested balance is greater than $5,000, the participant has the option not to receive a distribution, and therefore, distributions will not be made until requested by the participant.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, and are subject to applicable Department of Labor and Internal Revenue Service regulations. The loans are collateralized by the balance in the participant’s account and bear interest at rates of prime plus 1%, currently ranging from 3.25% to 9.25%, which are commensurate with local prevailing rates as determined periodically by the Plan Administrator. Participant loans are valued at the unpaid principal balance plus accrued interest. Participant loans outstanding amounted to $65,049 at December 31, 2010 and $71,264 at December 31, 2009 and are presented in the statement of Net Assets for Plan Benefits as notes receivable from participants.

Forfeitures
Upon a participant’s separation from service, amounts which have not vested will be forfeited. Should a participant resume employment within 60 months of termination, the amount of such forfeiture will be restored to his or her account. Contributions and earnings thereon which have been forfeited will be available to reduce employer contributions. Accumulated forfeitures totaled $5,185 and $4,075 at December 31, 2010 and 2009, respectively.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts in common collective trusts, as well as the adjustment for the fully benefit-responsive investment contracts in common collective trusts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts held by common collective trusts.
New Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASU No. 2010-06),” which amended ASC Topic 820, “Fair Value Measurements and Disclosures,” by requiring disclosure of significant transfers between Levels 1 and 2 and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. In addition, ASU No. 2010-06 amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchase, sales, issuances and settlements on a gross basis rather than on a net basis. Finally, ASU No. 2010-06 requires fair value disclosures for each class of assets and liabilities and changes the guidance for employers’ disclosure about pension and other postretirement benefit plan assets to require that they be made for classes of assets instead of major categories. ASU No. 2010-06 was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan adopted the required provisions of ASU No. 2010-06 on January 1, 2010. The adoption of ASU No. 2010-06 did not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU No. 2010-25, “Plan Accounting — Defined Contribution Pension Plans’ Reporting Loans to Participants by Defined Contribution Pension Plans,” (ASU No. 2010-25) which amended ASC Topic 962, Plan Accounting — Defined Contributions Pension Plans, adding new disclosure requirements for participant loans. ASU No. 2010-25 requires that participant loans be classified as noted receivables from participants, which are segregated form plan investment and measured at their unpaid principle balance plus any accrued unpaid interest. ASU No. 2010-25 is effective for periods ending after December 15, 2010, with early adoption permitted.
The Adoption of ASU No. 2010-25 required the Plan to retrospectively classify participant loans as notes receivable from participants rather than as plan investments for the year ended December 31, 2009 as reported in the Statements of Net Assets Available for Plan Benefits. Prior to the adoption of ASU No.

2010-25, the Plan included the amount of receivable from participants as $71,264 in the line titled Participant directed investments, stated at fair value in the Statements of Net Assets Available for Plan Benefits.
In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.
Investment Valuation and Income Recognition
Investment transactions are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized gains and losses on sales during the year and current year changes in unrealized gains or losses based on the fair value of investments held at year end.
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.
FASB ASC 820, “Fair Value Measurement and Disclosures”, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•	Level 2 — Inputs to the valuation methodology include (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in inactive markets; (iii) inputs other than quoted prices that are observable for the asset or liability; (iv) inputs that are derived principally from or corroborated by observable (from sources independent of the reporting entity) market data by correlation or other means. If the asset or liability has a specific (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 — Inputs to the valuation methodology are unobservable (best information available, which might include the entity’s own data) and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual Funds — Investments in publicly traded mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
The Baldwin Stock Fund is a unitized fund, which invests solely in the Class A Common Stock of Baldwin Technology Company, Inc. The fund retains a certain amount of cash in order to complete a purchase or sale transaction on the same day as the request is received from a participant. Excess cash is held in a short-term money market fund within the Baldwin Stock Fund. Excess cash and cash equivalents at December 31, 2010 and 2009 amounted to $6,426 and $6,251, respectively. Investments in the Baldwin Stock Fund are classified within level 2 of the valuation hierarchy.
Common/Collective Trust — The common/collective trust account is stated at fair value ($1/share) as reported by the Plan’s trustee. Units in a common/collective trust account are not traded on securities exchanges but are redeemable only by the issuer. The value of the Plan’s investment in common/collective trust represents the value of the Plan’s interests in the overall value of the common/collective trust and is classified within level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Administration
The Plan is administered by The Advisory Committee (the “Committee”), which is appointed by the Board of Directors of Baldwin Americas Corporation.
Administrative Expenses
All administrative expenses related to the Plan, are paid by the Company except for various asset management fees, which are allocated to participants who participate in each particular fund.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Benefit obligations to participants
Benefits are recorded when paid. Accordingly, benefits payable to terminated employees are not deducted in arriving at net assets available for benefits.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. During the years ended December 31, 2010, the fair value of investments appreciated by $1,046,769 due to market volatility related to economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

NOTE 3 — FAIR VALUE MEASUREMENTS
See “Investment Valuation” in Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. Below are the Plan’s financial instruments carried at fair value on a recurring basis, by the fair value hierarchy levels described in Note 2.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

MFS Total Return Fund/Common Stock & Bonds	$938,766	$—	$—	$938,766
MFS Massachusetts Investors Trust / Common Stock	1,422,281	—	—	1,422,281
MFS Emerging Growth Fund / Common Stock	1,534,549	—	—	1,534,549
MFS Global Equity Fund / Equities	1,402,357	—	—	1,402,357
PIMCO Total Return Fund / Bonds	1,206,041	—	—	1,206,041
Van Kampen Strategic Growth Fund / Common Stock	582,014	—	—	582,014
MFS Mid-Cap Growth Fund / Common Stock	695,482	—	—	695,482
Munder Index 500 Fund / Common Stock	131,228	—	—	131,228
Neuberger Berman Genesis Advisor Fund/Common Stock	930,955	—	—	930,955
Van Kampen Common Stock Fund / Common Stock	328,472	—	—	328,472
Conservative Allocation Fund / Common Stock	67,939	—	—	67,939
Moderate Allocation Fund / Common Stock	254,930	—	—	254,930
Growth Allocation Fund / Common Stock	81,997	—	—	81,997
Aggressive Growth Allocation Fund / Common Stock	116,535	—	—	116,535
MFS Institutional Fixed Fund / Collective Investment Trust	—	1,459,198	—	1,459,198
Baldwin Stock Fund / Common Stock	—	136,285	—	136,285

Total assets at fair value	$9,693,546	$1,595,483	$—	$11,289,029

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

MFS Total Return Fund/Common Stock & Bonds	$956,278	$—	$—	$956,278
MFS Massachusetts Investors Trust / Common Stock	1,386,893	—	—	1,386,893
MFS Emerging Growth Fund / Common Stock	1,317,431	—	—	1,317,431
MFS Global Equity Fund / Equities	1,182,595	—	—	1,182,595
PIMCO Total Return Fund / Bonds	1,046,996	—	—	1,046,996
Van Kampen Strategic Growth Fund / Common Stock	661,372	—	—	661,372
MFS Mid-Cap Growth Fund / Common Stock	424,136	—	—	424,136
Munder Index 500 Fund / Common Stock	88,799	—	—	88,799
Neuberger Berman Genesis Advisor Fund/Common Stock	701,473	—	—	701,473
Van Kampen Common Stock Fund / Common Stock	283,105	—	—	283,105
Conservative Allocation Fund / Common Stock	57,105	—	—	57,105
Moderate Allocation Fund / Common Stock	202,972	—	—	202,972
Growth Allocation Fund / Common Stock	54,287	—	—	54,287
Aggressive Growth Allocation Fund / Common Stock	27,536	—	—	27,536
MFS Institutional Fixed Fund / Collective Investment Trust	—	1,818,708	—	1,818,708
Baldwin Stock Fund / Common Stock	—	144,125	—	144,125

Total Assets at fair value	$8,390,978	$1,962,833	$—	$10,353,811

NOTE 4 — FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)
The following table sets forth additional disclosures of Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2010:

		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period
MFS Institutional Fixed Fund (a)	$1,459,198	$0	Daily	None

Baldwin Stock Fund (b)	$136,285	$0	Daily	None

(a)	see Note 5

(b)	see Note 2
NOTE 5 — COMMON/COLLECTIVE TRUSTS
The Plan invests in the MFS Institutional Fixed Fund which is a stable value fund that is a common collective trust.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. In accordance with ASC 962 “Plan Accounting — Defined Contribution Pension Plans” (formerly FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans), the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of MFS and the Plan. The average yields for the MFS Institutional Fixed Fund are as follows:

2010
Based on annualized earnings (1)	2.33%
Based on interest rate credited to participants (2)	1.49%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.
NOTE 6 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Massachusetts Financial Services (“MFS”) which is an affiliate of Sun Life Retirement Services, Inc. (“Sun Life”). Sun Life is the administrative services provider and record keeper, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to MFS during the year ended December 31, 2010 were $496. In addition, the Company pays certain costs on behalf of the Plan.
At December 31, 2010 and 2009, the Plan held 97,638 and 106,072 shares, respectively, of the Baldwin Technology Company, Inc. Class A Common Stock with a fair value of $129,859 and $137,874, respectively.

NOTE 7 — INVESTMENTS
The following investments represented 5 percent or more of the Plan’s net assets at either December 31, 2010 or 2009:

	December 31,
	2010	2009
Investments, at fair value:
MFS Institutional Fixed Fund	$1,459,198	$1,818,708
MFS Total Return Fund	938,766	956,278
MFS Massachusetts Investors Trust	1,422,281	1,386,893
MFS Emerging Growth Fund	1,534,549	1,317,431
MFS Global Equity Fund	1,402,357	1,182,595
Neuberger Berman Genesis Advisor Fund	930,955	701,473
Van Kampen Strategic Growth Fund	582,014	661,372
Pimco Total Return Fund	1,206,041	1,046,996
MFS Mid-Cap Growth Fund	695,482	424,136	*

*	Represents less than 5% of net assets available for plan benefits as of this date.
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought, sold as well as held during the year) appreciated in value by $1,046,769 as follows:

Year Ended
December 31, 2010
Mutual Funds	$1,046,476
Baldwin Stock Fund	293

$1,046,769

NOTE 8 — FEDERAL INCOME TAXES
The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
NOTE 9 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Committee reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts, no new funds will be contributed and the Plan’s assets will be administered and distributed.
NOTE 10 — SUBSEQUENT EVENT
The Plan has evaluated subsequent events though the date the financial statements were issued.

NOTE 11 — RECONCILIATION BETWEEN FINACIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the respective years ended December 31st:

	2010	2009
Net assets available for benefits per financial statements	$11,374,692	$10,502,094

Participants’ Contribution Receivables	(3,000)

Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds	(35,294)	(96,504)

Net assets available for benefits per Form 5500	$11,336,398	$10,405,590

A reconciliation of total contributions per the financial statements for the year ended December 31, 2010 to Form 5500 follows:

Total contributions per financial statements	$481,969

Participants’ contribution receivables	(3,000)

Rollover of assets from affiliated entity’s plan	(17,795)

Total contributions per Form 5500	$461,174

A reconciliation of total investment income per the financial statements for the year ended December 31, 2010 to Form 5500 follows:

Total investment income per the financial statements	$1,237,705

Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust fund	61,210

Total investment income per Form 5500	$1,298,915

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2010

Identity Of Issue/
Description Of Investment	Current Value
*MFS Institutional Fixed Fund / Collective Investment Trust	$1,459,198
*MFS Total Return Fund / Common Stock & Bonds	938,766
*MFS Massachusetts Investors Trust / Common Stock	1,422,281
*MFS Emerging Growth Fund / Common Stock	1,534,549
*MFS Global Equity Fund / Equities	1,402,357
PIMCO Total Return Fund / Bonds	1,206,041
Van Kampen Strategic Growth Fund / Common Stock	582,014
*Baldwin Stock Fund / Common Stock	136,285
*MFS Mid-Cap Growth Fund / Common Stock	695,482
Munder Index 500 Fund / Common Stock	131,228
Neuberger Berman Genesis Advisor Fund / Common Stock	930,955
Van Kampen Common Stock Fund / Common Stock	328,472
Conservative Allocation Fund / Common Stock	67,939
Moderate Allocation Fund / Common Stock	254,930
Growth Allocation Fund / Common Stock	81,997
Aggressive Growth Allocation Fund / Common Stock	116,535
Notes receivable from participants	65,049

Total Assets (Held at End of Year)	$11,354,078

*	These represent party-in-interest investments.
Note: Cost omitted for participant-directed investments

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AT DECEMBER 31, 2010

		Contributions	Contributions
		corrected	pending	Total fully corrected
	Contributions not	outside of	correction in	under VFCP and
Plan Year	corrected	VFCP	VFCP	PTE 2002-51
2010 (a)	—	$24,029	—	—
2009 (b)	—	$214,542	—	—
Participant contributions transferred late into the plan			$238,571
Total that constitute prohibited non-exempt transactions			$238,571

(a)	2010 transactions will be corrected in 2011

(b)	2009 transactions were corrected in 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.
Baldwin Technology Profit Sharing and Savings Plan
June 29, 2011

/s/ John D. Lawlor
John D. Lawlor, Plan Administrator
Baldwin Americas Corporation